Franklin Electric

Robert W. Baird Industrial Conference

November 8, 2006



Franklin Electric

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995.

Any forward looking statements contained herein involve risks and uncertainties, including but not limited to, general economic and currency conditions, various conditions specific to the Company’s business and industry, market demand, competitive factors, supply constraints, technology factors, litigation, government and regulatory actions, the Company’s accounting policies, future trends, and other risks which are detailed in the Company’s Securities and Exchange Commission filings. These risks and uncertainties may cause actual results to differ materially from those indicated by the forward-looking statements.

Topics

- Overview
- Water Systems Review
- Fueling Systems Review
- Financial Performance
- Q & A

Franklin Electric

Financial Summary

Last 12 Months (September 2006)

NASDAQ	**FELE**
Equity Market Capitalization (11/1/06)	**$1.2 Bil**
Sales Revenue	**$553 Mil + 28%**
EPS (diluted)	**$2.42 + 29%**
EBIT / Capital Employed	**27%**
Net Debt / EBITDA*	**0.4X**

* Debt	$73	Mil
Cash	$30	Mil
Net Debt	$43	Mil
Earnings before interest & taxes	$90	Mil
Depreciation & amortization	$17	Mil
EBITDA	$107	Mil
Net Debt / EBITDA	0.4	

Strategic Focus

Global Water Systems and Petroleum Equipment Distribution Channels

Process Control Company





Strategic Focus

Water Systems & Petroleum Equipment Distribution Channels

$4.1 Bil

Water Pumping Systems Producers → Distributors → Installing Contractors → End Uses
- Residential
- Agricultural
- Light Commercial

$1 Bil

Petroleum Equipment Producers → Distributors → Installing Contractors → End Uses
- Filling Stations

- Growing Global Demand
- Fragmented Customer Base
- Installing Contractors – Value Reliability
- Franklin Brand Equity

Franklin Electric

Strategic Overview

Growth Within the Water Systems and Petroleum Equipment Distribution Channels

Product Line Extensions Increase Sales Revenue per Installation



Motors

$150



Motor & Pump

$300



Motor, Pump Drive & Controls

$900

Adjacent Products

Fueling Systems



Underground System
Components and Controls

$70,000

Water Systems



Residential
Pumps



Irrigation
Pumps



Wastewater
Pumps

Sales by Product Line


US & Canada
Water Pumping
Systems
Fueling
Systems
International
Water Pumping
Systems

Water Pumping Systems

Business Model Before 2004


Franklin Electric
Submersible
Motors & Controls
PUMP OEMs
DISTRIBUTOR
CONTRACTORS
END USER

- **Key Link in Chain**
- **Pulls Franklin Brand Through the Chain**

Water Pumping Systems

Contractor Pull – Franklin Motors



Example:

Total 4” Groundwater Installation:	$6,000
Submersible Motor:	$150

Franklin Motors and Controls Contain Features Which Make Them the Most Reliable Motors in the World

Water Pumping Systems

Business Model Before 2004


Franklin Electric
Submersible Motors & Controls
PUMP OEMs
DISTRIBUTOR
CONTRACTORS
END USER

Strategic Issues:

- Limited Sales Growth Potential
- Growing Customer Concentration
- OEMs Threatening to Displace Franklin

Franklin Electric

Water Pumping Systems

Business Model After 2004



Submersible Motors,
Controls, Drives , & Pumps
Franklin Electric
Small Submersible
Motors & Controls
PUMP OEMs
DISTRIBUTOR
CONTRACTORS
END USER

Strategic Issues:

- Limited Sales Growth Potential
  - Total Addressable Market = $1 Bil → $4.1 Bil
- Growing Customer Concentration
  - Two Pump OEMs = 40% of Sales → Less than 10% of Sales

Business Plan

Global Leadership in Groundwater Pumping

Supplier	Estimated Global Groundwater Pumping Sales*
Franklin Electric	$400 Mil
Competitor A	$270 Mil
Competitor B	$250 Mil
Competitor C	$210 Mil
Competitor D	$70 Mil
All Others/Eliminations	$800 Mil
Total	**$2,000 Mil**

Grow Rapidly by Adding Pumps, Drives and Packaged Systems to the Product Line while Expanding Distribution Globally

* Franklin Estimates

Business Plan

Water Systems Core Market & Total Addressable Market


Adjacent Pumping Systems
• SSE (Residential)
• HVAC
• Wastewater
• Utility Pumps
• Irrigation Centrifugals
Total Market $2.1 Bil
Core
Groundwater Pumping Systems Total Addressable Market $2.0 Bil

Business Dynamic

Groundwater Capability Facilitates Sales of Adjacent Pumping Systems and Vice Versa


Position in Groundwater Will Complement Sales Growth of Adjacent Pumping Systems
Ability to Supply Adjacent Pumping Systems Will Complement Our Position & Growth in Groundwater

Building the International Platform


$2 Bil
$1.5 Bil
$0.6 Bil

Franklin Electric

Western Hemisphere Water Supply Systems

JBD Acquisition – 4th QTR 2004



- Full Line Residential Water Supply Systems Product Catalog
- Solid Quality Reputation
- 250,000 Sq. Ft. Manufacturing Facility
- Experienced Team

Western Hemisphere Water Supply Systems

JBD Acquisition – 4th QTR 2004

(Product Catalog Includes 900 SKUs)







Western Hemisphere Water Supply Systems

Pioneer Pump Investment – 3rd QTR 2005

(Irrigation Product Catalog Includes 500 SKUs)







Franklin Electric

Western Hemisphere
Wastewater Transfer Systems

Little Giant Acquisition – 2nd QTR 2006





- 2005 Sales $106 Million
- 400,000 SQ. FT. of Manufacturing, Distribution & Office Space

Western Hemisphere Wastewater Systems

Little Giant Acquisition (Product Catalog Includes 1500 SKUs)

Sump, Sewage & Effluent



HVAC Pumps



Utility Pumps



Franklin Electric

Little Giant Wastewater Transfer

Field Sales Organization



Franklin Electric Water Supply

Field Sales Organization



Water & Wastewater

Cross Selling Opportunities


Franklin Cleanwater & Irrigation Pumping Systems
Franklin Sales Team
Water Systems Distributors
Little Giant Wastewater Pumping Systems
Little Giant Sales Team
Plumbing, HVAC, Hardware & Industrial Distributors

Direct Sales Relationships

Top 20 North American Water Systems Distributors



SubDrive Constant Pressure Systems


SubDrive75
POWER ON
FAULT
SubDrive300
CONSTANT PRESSURE CONTROLLER
POWER ON
FAULT
Franklin Electric
MonoDrive

Franklin Electric


WATER STORAGE
PUMP
SUBMERSIBLE MOTOR

Three New Franklin Factories Constructed Since 2003 in Low Cost Regions


Linares, Mexico


Brno,
Czech Rep.
Franklin Electric


Suzhou, China

Global Manufacturing Strategy

Low Cost Regions

	2003	Estimated Year End 2006
% of Submersible Motor Manufacturing Personnel in Low Cost Regions	12%	39%

Expanding Production in Mexico, Czech Republic & China

Water Systems Sales Growth

	2003	2004	2005	Proforma Little Giant 2006 LTM (Sept)
Franklin Electric Water Systems Sales	$292 Mil	$334 Mil	$367 Mil	$519 Mil

Status:

- Growing Distributor Relationships
- Groundwater Pump Sales Growing Rapidly
- Strong Portfolio of New Products
- Global Acquisition Opportunities

Fueling Systems


Fueling
Systems

Fueling Systems

Sales

	2002	2003	2004	2005	Proforma Healy 2006 LTM (Sept)
Fueling Systems Sales	$ 59 Mil	$68 Mil	$71 Mil	$73 Mil	$115 Mil

Fueling Systems

Business Development History

1960's - Franklin Explosion Proof, Submersible Gasoline Motor

1980's - Franklin FE PETRO Brand Submersible Motor and Pump

2000's - Franklin Integrated Underground System for Filling Stations







Franklin Electric

Fueling Systems

Addressable Market & Franklin Share

	Market	Share
Fuel Management Systems (Motors, Pumps, Drives, Controls, Nozzles, Valves & Hardware)	$600 Mil	10%-15%
Containment Products (Piping, Sumps & Connections)	$400 Mil	5%-10%
Total	**$1,000 Mil**	**10%-15%**

#2 Global Supplier

Fueling Management Systems

Description of Electronic Fuel
Management System



System Modules:

- **High Speed Pumping**
- **Inventory Management**
- **Product Quality Monitoring**
- **Leak Detection**
- **Vapor Containment ***

*** Healy Acquisition**

Fueling Systems

Environmental Legislation - California Vapor Control Regulations



- **Installation Must Occur Prior to Mid 2009**
- **10,000 Stations**
- **Vapor Control Systems - $17,000 per Station Monitoring Systems - $8,000 per Station**
- **$250 Mil Opportunity**
- **Franklin/Healy is the Only Approved Vapor Control System at This Time**
- **Other States/Municipalities May Follow**

Franklin Electric

Fueling Systems

Growth Drivers





Summary

- Clear Focus – Growth Within Water Systems and Petroleum Equipment Distribution Channels
- Attractive Brand Franchise
- The Global Leader in Key Pumping Systems Technologies
- Expanding Manufacturing Base in Low Cost Countries
- Expanding Product Line and Distributor Base (Globally)
- Attractive Backlog of Innovative New Products
- 27% Return on Capital (LTM)
- Strong Balance Sheet

Financial Summary

3rd Quarter 2006

Net Sales	**$166 Mil**	**+ 39%**
Operating Income	**$26 Mil**	**+ 31%**
EPS	**$0.72**	**+ 26%**

Franklin Electric

Financial Summary

2006 Year-to-Date (Sept)

Net Sales	**$439 Mil**	**+ 35%**
Operating Income	**$68 Mil**	**+ 35%**
EPS	**$1.84**	**+ 30%**

Franklin Electric

Financial Summary

EPS



$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
16% CAGR
2001
2006 (LTM SEPT)

Adjusted For Stock Splits

Franklin Electric

Financial Summary

Operating Cash Flow (in Millions)



$100
$80
$60
$40
$20
$0
2001
2006 (LTM SEPT)

Franklin Electric

Financial Summary

Distribution of Financial Resources 2001 - Sept 2006

(in Millions)


$250
$200
$150
$100
$50
$0
Acquisitions
Capital Investment
Returned to Shareholders

Financial Resources = Cumulative Operating Cash Flow + Net Borrowings

Franklin Electric

Financial Summary

Total Return to Shareholders as of 10/31/2006



$300
$250
$200
$150
$100
$50
$-
23% CAGR
2001
2002
2003
2004
2005
10/31/2006
FELE
S&P
RUSSELL

Franklin Electric

